SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 18, 2005
INFINEON TECHNOLOGIES AG
St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES
Infineon Reports Results for the Fourth Quarter and the 2005 Financial Year
FINANCIAL INFORMATION

This Report on Form 6-K contains a press release of Infineon Technologies AG dated November 18, 2005, announcing the Company’s results for the fourth quarter and the 2005 financial year.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: November 18, 2005	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Chairman, President and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer

Infineon Reports Results for the Fourth Quarter and the 2005 Financial Year
•	Fourth quarter revenues were Euro 1.73 billion, up 8 percent sequentially, reflecting increased sales in all operating segments.

•	Fourth quarter EBIT loss improved significantly to Euro 43 million from Euro 234 million in the prior quarter, reflecting improved EBIT in all operating segments. The planned phase-out of production at the company’s Munich-Perlach facility and impairment charges in the Communication segment contributed to charges of Euro 64 million, included in the fourth quarter EBIT loss. In the third quarter, charges were Euro 81 million. Net loss in the fourth quarter was Euro 100 million compared to a net loss of Euro 240 million in the prior quarter.

•	2005 financial year revenues were Euro 6.76 billion, down 6 percent year-on-year.

•	EBIT loss was Euro 183 million in the 2005 financial year, compared with positive Euro 256 million in the 2004 financial year. Net loss for the 2005 financial year amounted to Euro 312 million, compared to net income of Euro 61 million in the 2004 financial year.

•	For the 2005 financial year, cash flow from operations decreased to Euro 1.04 billion, from Euro 1.86 billion in the 2004 financial year, mainly the result of the net loss in the 2005 financial year. Free cash flow in 2005 was negative Euro 281 million, a decrease from positive Euro 206 million in 2004.

	3 months	3 months		3 months
	ended	ended	+/– in %	ended	+/– in %
In Euro million	Sep 30, 2005	Jun 30, 2005	sequential	Sep 30, 2004	year-on-year

Revenues	1,731	1,606	+8%	1,993	–13%
EBIT	(43)	(234)	+ + +	113	– – –
Net income (loss)	(100)	(240)	+ + +	44	– – –
Earnings (loss) per share (in Euro)	(0.14)	(0.32)	+56%	0.06	– – –

Munich, Germany, November 18, 2005 — For the fourth quarter of the 2005 financial year, Infineon Technologies AG (FSE/NYSE:IFX) reported increased revenues in all operating segments compared to the prior quarter. Growth was primarily driven by higher bit shipments and slightly increased average sales prices in the Memory Products segment, as well as improved revenues in the mobile platform and radio frequency transceiver business in the Communication segment. Revenues in the Automotive, Industrial and Multimarket segment were stable, as higher sales of power semiconductors offset continued strong price declines in the security and chip-card business.
Sequential EBIT loss improved significantly in all operating segments. The EBIT loss decrease is primarily attributable to slightly increased average sales prices and a strong reduction in the cost-per-bit in the Memory Products segment, as well as improved gross margin in the Communication segment. The planned phase-out of production at the company’s Munich-Perlach facility and impairment charges in the Communication segment contributed to charges of Euro 64 million, included in the fourth quarter EBIT loss. Third quarter EBIT included charges of Euro 81 million, primarily in connection with the planned phase-out of production at the company’s Munich-Perlach facility and impairment charges in the Communication segment.

	Year ended	Year ended
In Euro million	Sep 30, 2005	Sep 30, 2004	+/– in %

Revenues	6,759	7,195	–6%
EBIT	(183)	256	– – –
Net income (loss)	(312)	61	– – –
Earnings (loss) per share (in Euro)	(0.42)	0.08	– – –

In the 2005 financial year, revenues decreased compared to the 2004 financial year, mostly reflecting a strong decline in demand from some customers for mobile-phone components, and continued pricing pressure in all operating segments, in particular in the memory products and security and chip-card businesses. EBIT decreased year-on-year, reflecting lower EBIT in all operating segments. EBIT loss in the 2005 financial year included charges of Euro 222 million primarily related to the planned phase-out of production at the company’s Munich-Perlach facility and net charges resulting from the reorganization measures in the Communication segment, which could not be entirely offset by non-recurring license income of Euro 118 million resulting from the settlement with ProMOS. In the 2004 financial year, EBIT was negatively impacted by net charges aggregating Euro 332 million, resulting primarily from asset impairments and the US and European DRAM antitrust investigations and related potential civil claims.
“In the 2005 financial year, we have made substantial progress in cost reduction, and streamlining the company. Nevertheless, the impact of these measures on the year’s financials was more than offset by the strong price erosion and a loss of market share of some mobile phone customers,” said Dr. Wolfgang Ziebart, CEO and President of Infineon Technologies AG. “For the third year in a row, the Memory Products segment reported positive EBIT results despite a strong decline in chip prices. I am especially pleased with the performance of our wireline business, where we achieved the turn-around in the fourth quarter of the 2005 financial year.”
Cash flow, capital expenditures, and savings in the 2005 financial year
Free cash flow in the 2005 financial year was negative Euro 281 million, decreasing from positive Euro 206 million in the previous year. The decline in free cash flow reflected a decrease in cash flow from operations in the 2005 financial year to Euro 1.04 billion compared to Euro 1.86 billion in the 2004 financial year, which was mostly the result of the net loss in the 2005 financial year. This could not be offset by decreases in net cash used in investing activities (excluding net proceeds from sales of marketable securities) to Euro 1.32 billion, thereof Euro 1.37 billion used for capital expenditures in the 2005 financial year, down from Euro 1.65 billion, thereof Euro 1.16 billion used for capital expenditures in the 2004 financial year. Infineon’s net cash position at the end of the 2005 financial year amounted to Euro 341 million, decreasing from Euro 548 million as of September 30, 2004.
SG&A expenses decreased to Euro 655 million in the 2005 financial year, down from Euro 718 million in the 2004 financial year, but remained constant at 10 percent of total revenues in both years.
The company’s Smart Savings program, implemented in the first quarter of the 2005 financial year, resulted in cost levels that were Euro 320 million lower than originally planned.
Employee Data
As of September 30, 2005, Infineon had approximately 36,400 employees worldwide compared to 35,600 employees at the end of the 2004 financial year. Thereof, approximately 7,400 were engaged in Research and Development as of September 30, 2005, compared to approximately 7,200 employees at the end of the 2004 financial year.
Outlook for the first quarter of the 2006 financial year
Industry experts forecast mid-single-digit growth for the worldwide semiconductor market in the 2006 calendar year. For the 2006 financial year, Infineon expects to develop at least in line with the market. In its Automotive, Industrial and Multimarket segment, the company anticipates further growth due to increasing demand for electronics in cars, power conversion, and energy-saving technologies. In addition, Infineon expects further business opportunities in the Communication segment, mainly due to its capability in radio-frequency technologies. In its Memory Product segment, Infineon will continue to focus its portfolio on higher margin growth businesses.

In the first quarter of the 2006 financial year, Infineon expects revenues to increase slightly compared to the fourth quarter of the 2005 financial year. The company will continue to phase out the production at Munich-Perlach, build the new production site in Kulim, Malaysia, and to ramp up the 300-millimeter production facility in Richmond. In the first quarter of the 2006 financial year, Infineon expects no significant charges. In addition, Infineon will begin to recognize stock-based compensation expense in its statements of operations.
In November 2005, the company’s Supervisory Board has approved a plan to separate the memory products business and to form a wholly owned subsidiary of Infineon effective July 1, 2006. It is the preferred plan of the Infineon management to subsequently move towards a public offering of shares in this business.
“We have intensively examined Infineon’s strategic orientation. The logic and the memory segments are increasingly characterized by diverging processes and business models,” commented Dr. Wolfgang Ziebart. “Therefore, we have decided on a new strategic set-up including two companies — one focused on logic products, the other on memories. Both companies will benefit from higher flexibility and will be able to more efficiently exploit growth opportunities.”
Segments’ 2005 fourth quarter and financial year performance and outlook
Following a reorganization of its segment structure, Infineon began to report its results of operations in accordance with this new organizational structure during the second quarter of the 2005 financial year. The former mobile business and the Wireline Communication segment were combined into the new Communication segment to align the company’s structure with market developments. At the same time, the company’s security and chip-card activities and the ASIC & Design Solutions business were integrated into the extended Automotive, Industrial and Multimarket segment. The results of operations of all periods presented have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.
Automotive, Industrial and Multimarket

	3 months	3 months		3 months
	ended	ended	+/– in %	ended	+/– in %
In Euro million	Sep 30, 2005	Jun 30, 2005	sequential	Sep 30, 2004	year-on-year

Revenues	626	625	+0%	708	–12%
EBIT	27	23	+17%	90	–70%

In the fourth quarter of the 2005 financial year, revenues in the Automotive, Industrial and Multimarket segment were stable compared to the previous quarter. Revenues in the industrial business increased, mainly due to higher sales of chips for power supply. In the security and chip-card business, revenues decreased, as the slight increase in unit volume could not compensate for the continued strong price decline. The segment’s EBIT was negatively impacted by costs related to product transfer in connection with the planned phase-out of production at Munich-Perlach and the expenses in connection with the new production site in Kulim, Malaysia.

	Year ended	Year ended
In Euro million	Sep 30, 2005	Sep 30, 2004	+/– in %

Revenues	2,516	2,540	–1%
EBIT	134	252	–47%

In the 2005 financial year, the segment’s revenues decreased slightly, as growth in sales in the automotive business could not offset reduced revenues in the company’s discrete and security and chip-card businesses, primarily due to volume decline and pricing pressure. EBIT in the 2005 financial year decreased, mostly due to the significant price decline in the security and chip-card business.
Automotive, Industrial and Multimarket’s outlook for the first quarter of the 2006 financial year
Infineon expects revenues and EBIT to increase slightly in its automotive and industrial business in the first quarter of the 2006 financial year compared to the fourth quarter of the 2005 financial year, despite annual price reductions at major customers that take effect for the first time in the first quarter of the 2006 financial year. Infineon anticipates revenues and EBIT in the security and chip-card business to remain under pressure, but currently expects the trend to be reversed beginning with the second quarter of the 2006 financial year, due to the cost-reduction measures put in place. In the overall Automotive, Industrial and Multimarket segment, Infineon expects revenues to increase slightly and EBIT to remain stable compared to the fourth quarter of the 2005 financial year, despite the previously mentioned price reductions, the anticipated expenses in connection with the planned phase-out of production at Munich-Perlach and expenses for the new production site in Kulim, Malaysia.
Communication

	3 months	3 months		3 months
	ended	ended	+/– in %	ended	+/– in %
In Euro million	Sep 30, 2005	Jun 30, 2005	sequential	Sep 30, 2004	year-on-year

Revenues	331	314	+5%	466	–29%
EBIT	(46)	(88)	+48%	(73)	+37%

In the Communication segment, the segment’s revenues increased sequentially, primarily due to improved revenues in the mobile platform and radio frequency transceiver business in the fourth quarter of the 2005 financial year. In the company’s wireline business, revenues were stable compared to the previous quarter. The EBIT loss decreased significantly compared to the third quarter, mainly due to improved gross margin and lower expenses in research and development. Fourth quarter EBIT was negatively impacted by impairment charges of Euro 14 million.

	Year ended	Year ended
In Euro million	Sep 30, 2005	Sep 30, 2004	+/– in %

Revenues	1,391	1,689	–18%
EBIT	(295)	(44)	– – –

In the 2005 financial year, revenues decreased, mainly due to a strong decline in demand from some mobile phones customers, as well as continued pricing pressure. Revenues of the segment’s wireline business remained stable year-on-year. The significant EBIT loss increase compared to the previous year was mainly due to the reduced sales volume in the mobile platform business, increased idle capacity costs, and charges resulting primarily from the sale or reorganization of the fiber optics and certain other communications businesses.
Communication’s outlook for the first quarter of the 2006 financial year
In the first quarter of the 2006 financial year, the company expects revenues of its Communication segment to remain stable compared to the fourth quarter of the 2005 financial year. The company expects the segment’s EBIT loss to stay in the range of the EBIT loss in the fourth quarter of the 2005 financial year.
Memory Products

	3 months	3 months		3 months
	ended	ended	+/– in %	ended	+/– in %
In Euro million	Sep 30, 2005	Jun 30, 2005	sequential	Sep 30, 2004	year-on-year

Revenues	768	659	+17%	807	–5%
EBIT	34	(125)	+ + +	149	–77%

In the fourth quarter of the 2005 financial year, revenues in the Memory Products segment increased sequentially, mainly due to growth in bit shipments and slightly increased average sales prices. EBIT in the fourth quarter swung to a profit after a loss in the previous quarter, as a result of the slight increase in average sales prices, higher volumes and a strong reduction in the cost-per-bit. This cost reduction was mainly achieved by the growth of overall bit shipments, improved productivity which led to a decline of cost-per-bit in manufacturing.

	Year ended	Year ended
In Euro million	Sep 30, 2005	Sep 30, 2004	+/– in %

Revenues	2,826	2,926	–3%
EBIT	122	169	–28%

In the 2005 financial year, revenues decreased slightly compared to the previous year, mostly due to a price-per-bit decline of approximately 30 percent year-on-year, and the continued weakening of the US dollar compared to the Euro. This could not be fully offset by growth in bit shipments from increased output of 300-millimeter wafers and products manufactured in the company’s 110-nanometer technology. The year-on-year EBIT decrease was primarily due to the price-per-bit decline and the weakening US dollar, as well as increasing expenses for research and development related to the acceleration of the technology roadmap and the broadening of the product portfolio. This could not be offset by the company’s cost-per-bit reductions and higher bit shipments. Revenues and EBIT in the 2005 financial year included non-recurring license income of Euro 118 million resulting from the settlement with ProMOS. During the 2005 financial year, Infineon continued to extend its portfolio of less volatile and higher-margin memory products, such as modules for servers, and components for high-end graphics. Their contribution is continuously increasing.
Memory Products’ outlook for the first quarter of the 2006 financial year
In the first quarter of the 2006 financial year, Infineon expects seasonal strength in demand for computers to drive bit growth in the DRAM market. On the supply side, capacity and productivity in the industry are expected to grow, offset only partially by capacity shifts to non-DRAM products by some of the company’s competitors. This, coupled with pricing pressure and uncertainties regarding chipset availability in the PC segment, makes price development difficult to predict. The company expects to further increase its bit production based on additional capacities at the company’s joint venture Inotera and its 300-millimeter production facility in Richmond. The company continues to focus its portfolio on higher margin growth businesses, including infrastructure, and high-end graphics, as well as consumer and mobile applications.
Other Operating Segments

	3 months	3 months		3 months
	ended	ended	+/– in %	ended	+/– in %
In Euro million	Sep 30, 2005	Jun 30, 2005	sequential	Sep 30, 2004	year-on-year

Revenues	2	3	–33%	3	–33%
EBIT	(12)	(1)	– – –	(35)	+66%

	Year ended	Year ended
In Euro million	Sep 30, 2005	Sep 30, 2004	+/– in %

Revenues	12	11	+9%
EBIT	(4)	(75)	+95%

The increase of the EBIT loss in the fourth quarter of the 2005 financial year, compared to the third quarter, was mainly due to impairment charges of Euro 10 million.

EBIT loss in the 2004 financial year was negatively impacted by impairment charges for terminated venture capital activities.
Corporate and Reconciliation

	3 months	3 months		3 months
	ended	ended	+/– in %	ended	+/– in %
In Euro million	Sep 30, 2005	Jun 30, 2005	sequential	Sep 30, 2004	year-on-year

Revenues	4	5	–20%	9	–56%
EBIT	(46)	(43)	–7%	(18)	– – –

	Year ended	Year ended
In Euro million	Sep 30, 2005	Sep 30, 2004	+/– in %

Revenues	14	29	–52%
EBIT	(140)	(46)	– – –

The sequential EBIT loss remained relatively stable in the fourth quarter of the 2005 financial year compared to the previous quarter. As in the previous quarter, it was negatively impacted by charges resulting primarily from the restructuring activities in connection with the planned phase-out of production at the Munich-Perlach facility.
For major business highlights of Infineon’s segments in the fourth quarter of the 2005 financial year, click http://www.infineon.com/news/.

FINANCIAL INFORMATION
According to US GAAP — Unaudited
Condensed Consolidated Statements of Operations

	3 months ended			12 months ended
in Euro million	Sep 30, 04	Jun 30, 05	Sep 30, 05	Sep 30, 04	Sep 30, 05

Net sales	1,993	1,606	1,731	7,195	6,759
Cost of goods sold	(1,238)	(1,347)	(1,273)	(4,670)	(4,909)

Gross profit	755	259	458	2,525	1,850

Research and development expenses	(331)	(320)	(290)	(1,219)	(1,293)
Selling, general and administrative expenses	(174)	(157)	(172)	(718)	(655)
Restructuring charges	(2)	(30)	(23)	(17)	(78)
Other operating expense, net	(75)	(24)	(33)	(257)	(92)

Operating income (loss)	173	(272)	(60)	314	(268)

Interest (expense) income, net	14	9	(23)	(41)	(9)
Equity in earnings (losses) of associated companies	(18)	18	13	(14)	57
Gain on associated company share issuance	1	—	—	2	—
Other (expense) income, net	(54)	22	5	(64)	26
Minority interests	11	(2)	(1)	18	2

Income (loss) before income taxes	127	(225)	(66)	215	(192)

Income tax expense	(83)	(15)	(34)	(154)	(120)

Net income (loss)	44	(240)	(100)	61	(312)

Earnings (loss) per share (EPS) Shares in million

Weighted average shares outstanding — basic	748	748	748	735	748

Weighted average shares outstanding — diluted	748	748	748	737	748

Earnings (loss) per share — basic and diluted (in Euro)	0.06	(0.32)	(0.14)	0.08	(0.42)

EBIT
Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon management uses EBIT among other measures to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments.
EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			12 months ended
in Euro million	Sep 30, 04	Jun 30, 05	Sep 30, 05	Sep 30, 04	Sep 30, 05
Net income (loss) 44 (240) (100) 61 (312)
Net income (loss)	44	(240)	(100)	61	(312)
— Income tax expense	83	15	34	154	120
— Interest expense (income), net	(14)	(9)	23	41	9

EBIT	113	(234)	(43)	256	(183)

Segment Results

	3 months ended			12 months ended
Net sales in Euro million	Sep 30, 04*	Sep 30, 05	+/– in %	Sep 30, 04*	Sep 30, 05	+/– in %

Automotive, Industrial and Multimarket	708	626	(12)	2,540	2,516	(1)
Communication	466	331	(29)	1,689	1,391	(18)
Memory Products	807	768	(5)	2,926	2,826	(3)
Other	3	2	(33)	11	12	9
Corporate and Reconciliation	9	4	(56)	29	14	(52)

Infineon consolidated	1,993	1,731	(13)	7,195	6,759	(6)

	3 months ended			12 months ended
EBIT in Euro million	Sep 30, 04*	Sep 30, 05	+/– in %	Sep 30, 04*	Sep 30, 05	+/– in %

Automotive, Industrial and Multimarket	90	27	(70)	252	134	(47)
Communication	(73)	(46)	37	(44)	(295)	– – –
Memory Products	149	34	(77)	169	122	(28)
Other	(35)	(12)	66	(75)	(4)	95
Corporate and Reconciliation	(18)	(46)	– – –	(46)	(140)	– – –

Infineon consolidated**	113	(43)	– – –	256	(183)	– – –

*	Prior period segment results have been reclassified to be consistent with the current period presentation and organizational structure.

**	Includes acquisition related expenses (amortization of acquired intangible assets and deferred compensation) of Euro 7 million and Euro 3 million for the three months ended September 30, 2004 and 2005 (primarily Communication), respectively, as well as Euro 40 million and Euro 25 million for the years ended September 30, 2004 and 2005 (primarily Communication), respectively.

	3 months ended
Net sales in Euro million	Jun 30, 05	Sep 30, 05	+/– in %

Automotive, Industrial and Multimarket	625	626	0
Communication	314	331	5
Memory Products	659	768	17
Other	3	2	(33)
Corporate and Reconciliation	5	4	(20)

Infineon consolidated	1,606	1,731	8

	3 months ended
EBIT in Euro million	Jun 30, 05	Sep 30, 05	+/– in %

Automotive, Industrial and Multimarket	23	27	17
Communication	(88)	(46)	48
Memory Products	(125)	34	+++
Other	(1)	(12)	– – –
Corporate and Reconciliation	(43)	(46)	(7)

Infineon consolidated*	(234)	(43)	82

*	Includes acquisition related expenses of Euro 7 million and Euro 3 million for the third and fourth quarters of the 2005 financial year (primarily Communication), respectively.

Regional Sales Development

	12 months ended
Regional sales in %	Sep 30, 04	Sep 30, 05

Germany	23%	20%
Other Europe	18%	18%
North America	21%	22%
Asia / Pacific	32%	33%
Japan	5%	5%
Other	1%	2%

Total	100%	100%

Europe	41%	38%

Outside-Europe	59%	62%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 04	Sep 30, 05

Assets
Current assets:
Cash and cash equivalents	608	1,148
Marketable securities	1,938	858
Trade accounts receivable, net	1,056	952
Inventories	960	1,022
Deferred income taxes	140	125
Other current assets	590	469

Total current assets	5,292	4,574

Property, plant and equipment, net	3,587	3,751
Long-term investments, net	708	779
Restricted cash	109	88
Deferred income taxes	541	550
Other assets	627	542

Total assets	10,864	10,284

in Euro million	Sep 30, 04	Sep 30, 05

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities of long-term debt	571	99
Trade accounts payable	1,098	1,069
Accrued liabilities	555	497
Deferred income taxes	16	17
Other current liabilities	630	700

Total current liabilities	2,870	2,382

Long-term debt	1,427	1,566
Deferred income taxes	21	65
Other liabilities	568	642

Total liabilities	4,886	4,655

Total shareholders’ equity	5,978	5,629

Total liabilities and shareholders’ equity	10,864	10,284

Condensed Consolidated Statements of Cash Flows

	3 months ended			12 months ended
in Euro million	Sep 30, 04	Jun 30, 05	Sep 30, 05	Sep 30, 04	Sep 30, 05

Net cash provided by operating activities	568	202	250	1,857	1,039
Net cash (used in) provided by investing activities	(900)	(494)	348	(1,809)	(238)
Net cash provided by (used in) financing activities	(154)	90	(368)	(409)	(261)

Net increase (decrease) in cash and cash equivalents	(486)	(202)	230	(361)	540

Depreciation and amortization	334	326	339	1,320	1,316

Purchases of property, plant and equipment	(423)	(294)	(233)	(1,163)	(1,368)

Gross and Net Cash Position
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since restricted cash no longer includes amounts for the repayment of debt, the gross and net cash positions exclude restricted cash. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the company’s overall liquidity.
The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the US GAAP amounts presented:

in Euro million		Sep 30, 04	Jun 30, 05	Sep 30, 05

Cash and cash equivalents		608	918	1,148
Marketable securities		1,938	1,466	858

Gross Cash Position		2,546	2,384	2,006

Less:	short-term debt	571	548	99
	long-term debt	1,427	1,524	1,566

Net Cash Position		548	312	341

Free Cash Flow
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the US GAAP amounts presented:

	3 months ended			12 months ended
in Euro million	Sep 30, 04	Jun 30, 05	Sep 30, 05	Sep 30, 04	Sep 30, 05

Net cash provided by operating activities	568	202	250	1,857	1,039
Net cash (used in) provided by investing activities	(900)	(494)	348	(1,809)	(238)
Thereof: Purchase (sale) of marketable securities, net	402	280	(613)	158	(1,082)

Free cash flow	70	(12)	(15)	206	(281)

Employee Data	Sep 30, 04	Sep 30, 05

Infineon worldwide	35,570	36,440
Thereof: Research and development	7,160	7,401

Analyst telephone and press conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on November 18, 2005, 10:00 a.m. Central European Time (CET), 4:00 a.m. Eastern Standard Time (U.S. EST), to discuss operating performance during the fourth quarter and the 2005 financial year. In addition, the Infineon Management Board will host a press conference at 11:30 a.m. (CET), 5:30 a.m. (U.S. EST). It can be followed in German and English over the Internet. Both conference calls will be available live and for download on Infineon’s web site at http://www.infineon.com.
D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.
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For the Finance and Business Press: INFXX200511.013e

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